Exhibit 99.5
Earnings Call 1

INFOSYS LIMITED
EARNINGS CALL 1
Q1-FY2014 RESULTS
July 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer & Managing Director

Rajiv Bansal
Chief Financial Officer

Steve Pratt
Head–Consulting & Systems Integration; Member–Executive Council

Ashok Vemuri
Member of the Board, Head-Americas and Global Head-Manufacturing and Engineering Services

Gautam Thakkar
Chief Executive Officer and Managing Director, Infosys BPO

ANALYSTS

Ankur Rudra
Ambit Capital

Moshe Katri
Cowen & Co

Yogesh Agarwal
HSBC Securities

Sandeep Muthangi
IIFL

Pankaj Kapoor
Standard Chartered Securities

Mitali Ghosh
Bank of America

Viju George
JP Morgan

Rahul Bhangare
William Blair & Company

Bhavin Shah
Equirus Securities

Ashwin Mehta
Nomura

Edward Caso
Wells Fargo

Sandeep Shah
CIMB India

Nimish Joshi
CLSA

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today’s presentation. Should you need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you sir.

Sandeep Mahindroo

Thanks Inba. Hello, everyone and welcome to Infosys Q1 ‘FY14 Earnings Call. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this Earnings Call is CEO and MD – S.D. Shibulal, CFO – Rajiv Bansal along with other members of the senior management. We will start the call with some remarks on the performance of the company for the recently concluded quarter, followed by outlook for the year-ending March 31, 2014. Subsequently we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to S.D. Shibulal.

S.D. Shibulal

Good morning, everyone. Welcome to the Earnings Call.

Let me begin by giving an overview of the recent quarter - Q1. We have done reasonably well in Q1. We had 2.7% growth quarter-on-quarter on reported basis. In constant currency terms growth was 3.4% quarter-on-quarter. Our growth was driven by Retail & CPG and Manufacturing amongst verticals and Americas in region.

Our top-end clients grew by 4% in Q1. We added 66 new clients and 10,000 employees (gross) during the quarter. Our attrition during the quarter was 16.9%. Our margin was flat sequentially as the benefit of a weaker rupee was offsetted by residual impact of last year’s compensation increase and other investments in the business. I will now talk about some of the key drivers and the opportunities that we are seeing in different verticals.

Financial Services continues to see challenges with the downsizing in the industry creating pressure on budgets and spending. Cost reduction continues to be the primary focus area, leading clients to focus on optimization and consolidation of IT and operations spend. Focus on compliance related spending, vendor consolidation, infrastructure modernization, information management and Cloud are the key initiatives visible in the Financial Services sector. Insurance companies are focusing on customer-centricity with a strong focus on business and technology programs concerning digital and information management. Pricing trends in these sectors are challenging as clients continue to tighten their belt. With industry still seeing tough times, we believe that we will continue to see volatility in this sector.

In Retail and CPG, we see increased vendor consolidation and focus on reducing cost of operations in the Americas region. In Europe, we see demand for Omni-channel Commerce in Retail and demand for SAP, mobility and platform capabilities in CPG. In APAC retailers are focusing on Omni-channel integration and expansion in the regional markets. In Life Sciences, we are seeing continued activity towards mergers and demergers and business and IT initiatives being taken in support of the same. Overall, in Retail and CPG due to continued focus on reducing non-discretionary spend, even though there are opportunities to work with clients in many areas, we are seeing more aggressive procurement practices and requirements from vendors to have higher risk appetite.

Coming to Manufacturing, we see varied trends by sub-verticals. Hi-tech companies are focusing on cost optimization, asset-light operating models and expansion into emerging markets. ISVs are focusing on process transformation to enable new license model and subscription commerce. Auto companies are focusing on connected vehicles, digital consumer and leveraging power of the emerging economies. Aerospace companies are focusing on increasing production levels to meet order backlog. Clients are looking at doing ‘more with less’ and looking for quantifiable RoI for spending programs. Discretionary spending is under pressure. For small projects in Europe; pipeline of large deals in Manufacturing is not as robust as we would like it to be.

In Energy, Utilities, and Communication Services space spending is under pressure in most areas primarily due to revenue challenges facing the clients. Pressure on IT spending is visible in the foremost focus on cost reduction and operational efficiency in Telecom, steep reduction in budgets in large energy Clients and inability of large utility companies to drive rate card increases thereby hurting their revenues. Pricing is broadly stable though large deals are coming at lower margins due to competitive intensity in the market.

Coming to large deals, most of the pipeline is driven by clients looking at restructuring existing spend with a bias towards ADM and infrastructure management. We have won 7 large outsourcing deals in Q1. 6 of the 7 deals were in America; 3 of the 7 were in Financial Services and 2 were in Manufacturing. The pipeline of deals continues to be stable though closer rates and pace of ramp up on the deals are uneven. We continue to operate in a volatile environment.

As I mentioned during the vertical commentary, clients’ willingness to spend on discretionary areas is limited. Key leading indicators like decision cycles and pipelines of deals are improving but not pointing towards a sustainable improvement over a long period of time. There is an acute focus on cost cutting and optimization. Many of the large deals are rebids and rebids usually come at a very price sensitive range.

There are uncertainties in the political path. We have seen the Immigration Bill in US take shape over the last few months while there is a long way to go. We have seen regulatory changes in Canada, we have seen regulatory changes in Australia as recent as a week back. While these changes are going on and clients are focused on these changes, they have not expressed any change in their decision making. Cross currency challenges are also impacting us. This quarter we have lost $13.4 mn because of cross currency movement.

Because of these factors while we have done reasonably well in Q1, we have not changed our yearly guidance. Our yearly guidance is 6%-10% and we remain cautiously optimistic about our future.

Now let me pass on to Rajiv to give you details on Financial Highlights.

Rajiv Bansal

Thank you Shibu. Good morning everyone, just to give you highlights of the financial performance. Our revenues for the quarter grew by 7.8% sequentially in rupee term and 2.7% in dollar terms. On a constant currency basis, our revenues grew by 3.4% quarter-on-quarter in dollar terms. Our EPS for the quarter is at Rs. 41.54, a growth of 3.7% quarter-on-quarter. In dollar terms our EPS was at $0.73 as against $0.76 last quarter.

The operating margin for the quarter was at 23.5% same as Q4-FY13 levels. The rupee depreciated by 4.9% quarter-on-quarter to 56.56 for the quarter as against 53.93 last quarter. The benefit of rupee depreciation was offset by the residual impact of last year’s salary hikes and recently announced hike for sales employees effective May 1. We continue making investment in the business which also had an impact on the margins.

Our net margin for the quarter was at 21.1% in rupee terms as compared to 22.9% in Q4. The decline in net margin was due to lower exchange gains on non-operating side of the income and also because the tax reversal that we got last quarter on R&D benefits.

We had very strong volume growth this quarter, volumes grew by 4.1% quarter-on-quarter though our realizations dropped by 0.7% during the quarter due to adverse cross-currency impact. Our realizations are flat on constant currency basis. Our utilization for IT Services including trainees increased to 70.7% in Q1 as compared to 68.5% in Q4. Excluding trainees, we were at 74.3% utilization in Q1.

We have given 8% compensation increase to sales force effective May 1st. We have also announced 8% increase for our offshore employees effective 1st July and 3% onsite effective 1st July, other than who are already covered in the last quarter salary hike cycle. This is likely to put an additional pressure of about 300 basis points on a margin for a coming quarter.

Our cash and cash equivalents including available-for-sale assets were at $ 4.054 bn. Cash generation continues to be strong. Operating cash flow as a percentage of net profit is at 100% this quarter. We saw significant volatility in currencies during Q1 with the rupee depreciating by 9.4% against the dollar from end of March to end of June. In spite of that we were able to limit the impact of currency on a non-operating income to + $ 3 mn. We have outstanding hedges of $1.173 bn as of 30th June.

We have maintained our guidance at 6% to 10%. Our guidance if restated based on April exchange rate will be at 7%-11% since we lost roughly about $72 mn in FY14 revenue due to exchange rate movement between what we assumed last quarter versus this quarter. Our current guidance if restated based on FY13 exchange rate would be at 7.4%-11.4% since we lost roughly about $104 mn year-to-year cross currency movement. Our rupee guidance of 13%-17% is at an exchange rate of 59.39 for the next 3 quarters. With that I will open it up for questions.

Moderator

Thank you. Ladies and gentlemen, we will now begin the question-and-answer session. Our first question is from Ankur Rudra of Ambit Capital. Please go ahead.

Ankur Rudra

Congratulations on a second quarter. My first question is on realizations on employee productivity. If I break it up in terms of offshore productivity and onsite productivity there seems to have been a decline in offshore productivity despite a mix change in favor of more discretionary lines like AD and Consulting. Can you help me with why the mix change did not lead to an increase if not flat offshore realization?

Rajiv Bansal

If you look at the onsite mix change, the onsite mix has changed from 31.4% last quarter to 32% this quarter. If you look at realizations in constant currency, there is no change from last quarter. Yes there has been movement between onsite and offshore. Our onsite volume growth is 5.8% this quarter as against offshore volume growth of 3.3% which has resulted in onsite per capita being 0.1% increase on constant currency basis and a decline of 1.6% offshore per capita. These are quarterly movements. On a quarter-to-quarter basis depending which project starts, which projects are ramping up, which projects are ramping down and what are the realized rates of the new projects that we sign up, I think you will see quarterly movements between onsite and offshore realized rates.

Ankur Rudra

So nothing to read from here despite the fact that Consulting and AD grew, this should have increased the numbers, I am talking about excluding the onsite shift?

Rajiv Bansal

If you look at the Consulting growth, that is actually what has led to the very high onsite volume growth and if you look at the onsite per capita realizations have remained same. This is about offshore. As we have announced we have signed a couple of large outsourcing deals in the last couple of quarters which are ramping up right now and those are the ones where you will see some impact showing up on the offshore realization rates.

Ankur Rudra

The deals that are ramping up right now, I understood they had a greater component of some of the more commoditized service lines which is application, maintenance and infrastructure which however were relatively muted this quarter. Should we understand that those deals will take longer to ramp up and hence we do not see the full impact this quarter?

S.D. Shibulal

If you look at our large deal wins this quarter, we had 7 wins and second half of last quarter we had about a billion dollars of wins. But it is important to note that these wins get realized over the period of 3-5 years. So a billion dollar win of last 3 years if it gets fully realized this year will be about 20% of the revenue which is $200 mn. We have seen occasional slowdown in the ramp ups, but the ramp ups have happened as we thought for most of the large deals from last year, but the realization is over a period of 3 to 5 years.

Ankur Rudra

Just lastly on the demand scenario, I know you highlighted that it remains a bit volatile. But if I look at the commentary, for example, last night from some of the industry consultants highlighting the fact that there is a bit more of optimism around project pipeline right now for the second half of CY13. Your guidance for the remaining quarters does not reflect that fully.

S.D. Shibulal

If you look at our own performance we have done reasonably well this quarter and our wins are also pretty good. We have 7 large deal wins this quarter, last half year, we had $1 bn of TCV wins. The challenge is if you look at our last 3 quarters (Q3, Q4 and Q1), we have seen volatility in our own performance. One quarter is not a secular trend in our mind. There is a journey to be taken. There are multiple initiatives in progress and high quality growth is our focus. We are definitely focused on it and enthused about it but at the same time it is a journey to be taken. We have seen volatility over the last 3 quarters. We have also articulated some of the volatility. For example, the change in Australian regulations will actually create a delay in our ability to staff. The lead times of staffing will go up. So there are such implications also that we need to consider. Considering all that, we are cautiously optimistic about the year and our guidance we did not reset. But as Rajiv said, in constant currency terms it will be 7%-11% (at cross-currency rates assumed in April) or 7.4% to 11.4% (at FY 13 cross-currency rates)

Ankur Rudra

Just lastly on the debtors side. I noticed that your debtors have increased quite a bit, I understand part of this could be because of the quarter run rates versus the full year rates, but this seems to have gone up both from a quarter ago and a year ago period. Is this because of the India contribution rising or is this something else?

Rajiv Bansal

I think it is not only because of the India business. Our Days of Sales Outstanding have gone up from 64 days last quarter to 66 days this quarter and that is what is showing up on our debtors going up. Again, I think we are very focused on keeping our DSOs low and this quarter was an aberration in that. I think we are very focused on collecting our money on time from the client. I would also like to say that this also includes a credit period that we give the client. This is not from the date when the invoices are due but this is from the date when we raise the invoice to the client. To that extent considering the way environment was and in in some of the large outsourcing deals from the clients in certain segments have been asking for a higher credit period of late and that is getting reflected in our DSO. But I think we as a company are very focused on ensuring we collect our receivables on time and I think we would see a lot more rigor in that in the coming quarters.

Moderator

Thank you. Our next question is from Moshe Katri of Cowen & Company. Please go ahead.

Moshe Katri

Can you just give some color on margin trends for the next few quarters and then maybe you can also talk about the levers and the model that would help you sustain margin levels down the road?

S.D. Shibulal

Our margin this quarter is 23.5%, same as Q4. We have got some benefit out of the rupee depreciation but that got adjusted towards the residual impact of the onsite compensation increase we gave last year and we have given a compensation hike for our sales force, starting May 1st. So, the benefit was offsetted by these two factors. We have given another compensation increase this year which is 8% offshore and promotions. That will have an impact of $260 mn for the entire year minus the sales impact which we have already taken which means for the next 3 quarters there will be $187 mn impact and that would have an impact of 300 basis points to our margin unless we do other actions to negate it. We have multiple levers. We are focused on making sure that the non-productive effort in the organization is removed. Onsite-offshore ratio is a lever, our onsite ratio has gone up to 32% right now, it has gone up by 2% over the last 3-4 quarters. The more offshore work which we do we will have better margins. Our utilization is moving up, it has moved up from 71% to 74%. Our optimal utilization can be anywhere between 78% to 82%. That should give us positive lever on our margins. As the trainees come in, our average compensation goes down. That is another lever. We have about 4,000 trainees right now and a few more to join over the next 1 year. So these are the levers which will allow us to adjust our margins. But, the compensation increase will be immediate. The Q1 compensation itself has impacted us, and the remaining impact will happen immediately. These levers will get adjusted only over the period of time. Pricing is stable quarter-to-quarter. We have seen 0.7% drop but that is because of the cross-currency movement. These levers will have to be worked. This is a journey to be taken, there is a lot of work to be done, we have action plans in place but we have to realize them over the next few quarters.

Moshe Katri

Just a smaller follow on, I saw that Europe was down sequentially on a constant currency basis. Was that mainly because of the telecom vertical, can you add some color on that?

S.D. Shibulal

There is no single event which caused that. It is not a secular trend in my mind, it is a quarter-on-quarter aberration. A couple of projects have come to an end in Europe but there is no secular trend.

Moderator

Our next question is from Yogesh Agarwal of HSBC Securities. Please go ahead.

Yogesh Agarwal

Hi, I just have two questions if I may. Firstly, on Lodestone revenues increased sharply from $70 to $90 mn and in constant currency I am sure it will be even higher, and it seems like largely realization per head increase because people have increased by only 100. Last quarter you mentioned some accounting policy differential between Lodestone and overall Infosys. So is it something to do with that or is there anything else? Secondly, on attrition, it is almost running at all time high excluding the 2 quarters of iRACE. How do you make sure it does not impact client satisfaction and delivery and since the wage increase announcement, has there been a drop in attrition?

Rajiv Bansal

I think Lodestone is doing quite well for us. It is as per plan. We acquired it about 2 quarters back and we have integration plan in place and we have a road map of how we are going to synergize that in terms of how to get the downstream revenues and upstream. We are seeing a good traction with our clients, due to the joint strategy with Lodestone and Infosys. In terms of the revenue growth this quarter, some of it is because of the factors that we spoke about last quarter which is integration and accounting policy impact. But Lodestone has done well this quarter and we hope to see Lodestone continue to do better as we go along. On that other part I will ask Steve to answer.

Stephen R Pratt

So just a little more color on Lodestone. First of all, we are excited about the acquisition. It is a key part of our strategy to expand our consulting expertise in the Continental Europe to have a seamless set of services to our clients in Europe. What we did is to combine the management consultants that we had in the UK into Lodestone which saw a one-time increase in revenue, but even despite that Lodestone is doing well. We have some work to do on integration and cleaning things up a little bit but we have a lot of confidence in the acquisition and it is already paying dividends with our clients as we have a lot of joint wins in Continental Europe. Our clients are excited about it and their clients are excited about it.

S.D. Shibulal

On the attrition front, Q1 is generally when we see a spike in attrition because people leave for higher education in Q1. We have given compensation increase onsite, offshore, we have given promotions, we have addressed many of the employees concerns. I am hoping that the attrition trend will be negative going forward. But generally Q1 is when you see a spike because of higher education attrition.

Moderator

The next question is from Sandeep Muthangi of IIFL. Please go ahead.

Sandeep Muthangi

Sorry to ponder on this Lodestone thing a bit, but clarification will be very helpful. So the $20 mn incremental revenues that you saw in Lodestone during the quarter, are you saying that part of it happened because of the incremental revenues from adding UK consultants into Lodestone, because I thought it happened last quarter?

Rajiv Bansal

Some of the increase is because of the accounting that we spoke about last quarter, I think we had an impact of roughly about $ 4 mn last quarter because of the accounting issue which has kind of come up this quarter. We are moving people and we are integrating as we go along. So there has been some people movement in UK last quarter, there has been some movement of people in Germany, in US. I think we are integrating our operations with Lodestone as we speak and there is a people movement happening, there is a project being delivered out of both Lodestone and Infosys, some of the Infosys work would get delivered out of Lodestone, they had lower utilization, so the utilization have started going up, a lot of it is getting reflected in the revenue numbers for this quarter.

Sandeep Muthangi

Rajiv, thanks for that. Why I am asking this question is because Lodestone is part of Europe. If I wanted to look at the performance of Europe without Lodestone, because I cannot quantify the impact of all these changes, Europe looks particularly bad ex-Lodestone. It looks as if it is down from 8% which is a worst-ever performance for Europe, it is not that bad even during FY09 & FY10. So just wanted your comments on Europe’s performance ex-all these Lodestone related changes?

S.D. Shibulal

In this quarter definitely US has done much better than Europe. We had a couple of large transformational programs coming to an end in Europe but at the same time as I said, I will not consider this as a secular trend. We have not had any client issue or industry-specific issue in Europe in this quarter. US has done definitely better #1. #2 a few programs in Europe came to an end and there are other programs on the way, but you are seeing a blip, I will not consider this as a secular trend.

Sandeep Muthangi

I was noticing the performance of Infosys Public Services subsidiary has been quite good. Can you give me some color on what is happening over there, what are the kinds of deals that you have won and the ramp ups?

Ashok Vemuri

On the back of our District of Columbia Health Exchange Program, we have also been able to gain traction on some of the other healthcare transactions, one of them is in the public space. We have had a good traction. The entire Affordable Care Act itself is going through significant changes and some of the states may actually decide to go back on to the Federal Exchange which will mean that health exchanges by themselves is an opportunity that will get reduced as compared to where we thought it would be.

Moderator

Our next question is from Pankaj Kapoor of Standard Chartered Securities. Please go ahead.

Pankaj Kapoor

Just want to get a view on the rupee depreciation that we have seen in the last quarter. Do you intend to reinvest all the potential currency gain this year also or should we expect some kind of a pass-through into margins?

Rajiv Bansal

If you look at the rupee, rupee has been very volatile this quarter. On an average to average basis rupee has depreciated by about 4.9%. If I look at on a closing rate between March 31 to June 30, it has deprecated by 9.4%. If I look at intra quarter movement it has depreciated by about 12.4%. It is very difficult to take a view on rupee as we speak. It has helped us in some way in our margins because of al the headwinds that we spoke about in the beginning of April, I think some of it has got negated by rupee depreciation. We have at this point of time, our subsequent guidance that we have given is at 59.39 for the rest 3 quarters. We will have to wait and see how the rupee plays out in the subsequent quarter but it will definitely help us negate some of the impact of the wage hike that you announced effective July 1. But some of the rupee benefits are also negated by cross currency movement if you look at the Australian dollar on a quarter-to-quarter basis had depreciated 5.5% on period end basis they depreciated by 11.4%. Some of the rupee benefits are also getting negated by the cross currency movements and whatever is left, is helping us mange our cost in terms of the wage hike we announced.

Pankaj Kapoor

So Rajiv, we had a similar kind of a movement last year as well and we did not see that coming and reflecting in the margin. So my question was that this year again if rupee even hypothetically stays at 59 also, there still would be close to 4.5%-5% depreciation in the currency. I was just wondering if you will use the rupee lever to counter out some of the headwinds that you see. The second is that I think in the TV interview, Ashok mentioned that we are trying to mitigate any kind of potential fall out of the Immigration Bill, so in this area again should we expect some investment in terms of increased onsite hiring going forward?

Ashok Vemuri

The Immigration Bill is a comprehensive immigration reform which has probably found the most traction in US after a very long period of time. It has passed through the Senate. It is in the House in a very different form. It is obviously very hard to predict what the US Congress will do and we definitely cannot go in the Congress and decide what that particular bill will be. There are certain provisos in that bill especially on outplacement which have an implication for us. Obviously we are fore-warned about it, in the sense that it is public knowledge about those provisos and we have to prepare ourselves for the eventuality that will become a reality. That is essentially what we are doing in terms of our planning and strategy but I think it is a little difficult to call out and say what are the kind of investments we will need to make. We are going to continue to progress on investing to stay relevant to our clients. We have to drive towards profitable growth and therefore that will mean changing to a certain extent some of the ratios that we have which have gone up from an onsite perspective.

Pankaj Kapoor

So Rajiv just again trying to sum it up in terms of margin picture for the next 3 to 4 quarters, do you think we are at that rough level or you think that our margins can slide further? Of course next quarter we have the headwind of the wage hike which can partially get neutralized by the currency. But over the next 3 quarters do you think that margins can bounce back and be at a similar 23.5% kind of level or you see a further downside to this?

Rajiv Bansal

We have not given a margin guidance or EPS guidance. We have a lot of headwinds on the margins and it is very difficult to predict how the currency will move. If you look at the wage hike that we have announced effective July, it is going to impact my margins by roughly 300 basis points. We had spoken about some other headwinds in terms of the pricing because a lot of large outsourcing deals which are coming up which are primarily rebids are coming at lower price points. The budgets for discretionary spends are coming down and the business mix change would also impact your realized rate which would also put a pressure on the margins. If you look at my onsite effort mix this quarter has gone up from 31.4%-32% which also impacts the margin. The positive sides are the rupee depreciation and the utilization uptick because if the growth is good, then we should be looking at utilizations going up further in the subsequent quarters. How much of the negatives will get offset by the positives, its something that we will have to wait and see. So it is very difficult to put a number but I would say that we have headwinds on the margin front. We are very focused on high and superior margins but I think that is something that we will have to do. There are a lot of initiatives that we have undertaken to help improve our margins. But I would not take a guess on the margins for the subsequent quarters at this point of time. All I can say is that we are trying our level best to ensure that the impact on the margin is minimal because of all the headwinds that we have and to that extent the rupee is helping us though cross currencies are not really helping us on that front.

Pankaj Kapoor

Just one last small clarification, can you put a TCV to the 7 large deals that we spoke of?

S. D. Shibulal

That will be about $600 mn.

Moderator

Thank you. Our next question is from Mitali Ghosh of Bank of America. Please go ahead.

Mitali Ghosh

Congratulations to the team on a good quarter. First is just a follow up on the questions that have been asked. Earlier just on Lodestone I wanted a clarification that you mentioned about $ 3.5-4 mn from the accounting related revenue recognition from the previous quarter but was there also some kind of inorganic growth like from UK consultants joining on?

Rajiv Bansal

Now that we have integrated it is very difficult to track revenues by which employee is delivering how much revenue and who is moving from where to where and that is the whole idea of running it together. We are approaching the client together. We are selling together and we are delivering our services together. It will not be proper to break that revenue between how much is getting delivered from Lodestone original employees who moved to us and the employees who moved to them. Because today IL is using Lodestone for lot of front-ending projects, they are using them for staffing on certain projects. So I think it will not be appropriate to look at revenues from that perspective going forward.

Mitali Ghosh

But there is no inorganic component because some additional people joined. That is the only point I wanted to clarify?

Rajiv Bansal

There would be movement. When we said that we are integrating the two companies, there is movement of employees happening. As we had said in earlier quarters that we will have our European consulting practice merged with Lodestone and the movement is happening as we speak. There was UK which was transferred in last quarter. Some part of Germany front offices got moved to Lodestone this quarter. It is a part of integration roadmap that we have. You would see some movement of people happening back and forth. The way we are looking at business is not in perspective of how the revenue is moving depending on the original people and people who have moved. I think it is one integrated company and we are looking at revenues and the revenues growth from a completely integrated model.

Mitali Ghosh

And while we are aware of how the different revenue buckets grew, I think it will be useful if you could call out may be how the quarter panned out versus your expectations going into the quarter in terms of ramp up or any verticals or discretionary spend. I understand that a quarter’s trend cannot be extrapolated but it will be useful to understand how it was versus your expectation?

S.D. Shibulal

This quarter we have done reasonably well. If you remember our guidance of 6% to 10%, we had to grow somewhere between 0.5%-2% quarter-on-quarter for 4 quarters to reach our upper end. In that sense in Q1, we have grown 2.7% in reported terms and 3.4% in constant currency terms which is higher than 0.5% to 2%. But as I said there are some headwinds. So we remain cautiously optimistic.

Moderator

Thank you. Our next question is from Viju George of JP Morgan. Please go ahead.

Viju George

Congratulations to the management on a good quarter. My question again pertains to Lodestone. You had this jump of $20 mn which is almost a 30% increase quarter-on-quarter in Lodestone. What has led to this because at the same time, you are also cautious about consulting, discretionary spending, etc., that is one. Two is that how has that come about because the manpower addition seems to be just about 10% to 12% on Lodestone. So I am just curious to understand what drove this in more concrete detail.

Stephen R. Pratt

Lodestone is doing well. As Rajiv said it is on plan and there is a lot of people movement happening in these quarters. I wouldn’t expect that percentage of growth going forward in quarters. But we are confident in strategy. Overall for a Consulting and Systems Integration on a constant currency basis, we grew 6.3% quarter-over-quarter. In US dollar we grew 5.5% quarter-over-quarter. It was a reasonable quarter where there was a good beginning to a new future but the thing that we were most excited about is if you look at the business value that we are adding to clients, we are actually creating more and more business value and that will ultimately lead to better financial results for us and Lodestone is a key part of that because for us to serve the global clients, we need to be strong in Continental Europe.

S.D. Shibulal

Let me just clarify it once more. The Lodestone growth of $20 mn has come from 3 different aspects. Number 1, as Rajiv said because of the integration which was in progress over the quarter, there has been some accounting related shift which happened. Please remember when something gets shifted there is a double the impact. $4 mn shift will actually show up as $8 mn this quarter. Number 2, people getting moved will not reflect completely in revenues in the same quarter. for example last quarter some people would have got moved may be in the second half or the end of the quarter and that will get reflected much more in revenues this quarter. Third part is the growth itself. I think as Steve said, they are all planned with the growth. So there are 3 aspects which contributed to this. Number 1 is accounting related shift and it actually shows up as double; people movement which would have happened through the quarter last quarter but the full impact will be seen this quarter and the third is the additional revenue.

Moderator

Thank you. Our next question is from Rahul Bhangare of William Blair & Company. Please go ahead.

Rahul Bhangare

Can you help us quantify the individual percentage, utilization increase, the rupee depreciation on the operating margin?

Rajiv Bansal

If you look at the margin this quarter, operating margin has been 23.5%, same as last quarter. The rupee depreciated on an average basis by about 4.9% giving an uptick of about 1.2% on operating margin. I had a wage increase of last quarter, the full quarter impact coming this quarter which was about (-0.6%). The promotions that we gave in Q4 of last year, the wage hike related to that was given this quarter which is an impact on (-0.2%), we gave sales hike to sales people this quarter which was a (-0.2%). RPP drop of 0.7% had an impact of about 0.5% on the margin. Then we have filed for about 5000 visas this quarter which is the impact of (-0.4%) of the margins. The utilization went up from 68.5% to 70.7% which helped us in the margin by 0.9%. If you look at all of these, we have been able to manage our margins and we have been able to keep it flat. There have been some positives in terms of rupee depreciation, in terms of utilization uptick. There have been some negatives in terms of full impact of the wage hike given last quarter coming this quarter and also the sales hike and the promotion hike that we gave this quarter. This is how the margin reconciles.

Moderator

Thank you. Our next question is from Bhavin Shah of Equirus Securities. Please go ahead.

Bhavin Shah

Can you throw some light on what’s your plan for headcount growth and the BPO performances there have been big drop in profitably. So what is going on there?

Gautam Thakkar

I think from a revenue standpoint, we grew about 14.5% from the first quarter of last year to this quarter. We maintained our operating margins at about 21%. We have actually added close to about 8 new clients and lot of the transition work has started. In this business as you probably know, in the initial phases there is some amount of impact but I think over the course of the year we are reasonably optimistic about maintaining the margins that we have.

S. D. Shibulal

On the headcount growth this quarter we have added 10,138 gross and 575 net in to the group. Out of that 10,138, Infosys standalone added 5,251 gross and the net addition of 1,182. Our utilization is still below our expected range so we will continue to recruit based on utilization and business needs.

Moderator

Thank you. Our next question is from Ashwin Mehta of Nomura. Please go ahead.

Ashwin Mehta

I had a question on your offshore pricing trend, given that we are indicating that the deal pipeline is more rebid related and which could come at lower realizations and we have already seen over the last 6 quarters a declining trend in our offshore pricing. Do we see that trend continue especially in light of the cautiousness on the discretionary side of things?

S. D. Shibulal

Quarter-on-quarter blended pricing has remained stable but our offshore is declined marginally. If you read the industry reports you can clearly see that a fair percentage of the larger outsourcing deals which are out there are rebids and rebids are generally price sensitive. In any case what happens with the large deal is that they are margin and revenue productivity dilutive in the beginning. Our objective is to make sure that they are margin neutral over the life of the program and there is a lot of focus in doing that through automation, reuse, optimization of talent, onsite-offshore ratios and various other levers which we can use. When you have a large outsourcing programs starting up and we have won about a $1 bn in the second half of last year and about $600 mn in this quarter, it will have an impact but we are focused on interventions which should make the margin neutral over a period of time.

Ashwin Mehta

My second question is on the fact that discretionary services, application development and consulting have done pretty well for us but we seem to be sounding cautious on them going forward. So if you can just give an idea in terms of the nature of work in these and whether that is not of a recurring nature that makes us cautious?

S. D. Shibulal

Discretionary spend is not recurring. In fact we get very large programs which will run their course over a period of 12-18 months. There will be large transformational programs where we will start out with consulting and go on to mostly implementation of one of the ERP packages and eventually we will continue to maintain those packages over a period of time. But the large transformational piece will come to an end which means that 34% of the revenue we will have to continuously fill on an ongoing basis. We have done reasonably well this quarter and that is reflected in multiple services. Our focus is to make sure that our growth is balanced across our large offerings and you will see that 2.7% growth flowing from to all of them. But when we look at our own performance over the last 3 quarters we have seen volatility in our own performance due to the challenges we outlined. That is the basis on which we remain cautiously optimistic and we felt that one quarter is not a secular trend and it will be premature for us to declare that as a secular trend and change our guidance.

Moderator

Thank you. Our next question from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

I was curious if your competitors have changed their approach to business given the potential for immigration reform in the United States. Have been using that thread of immigration reform competitively against you in pitching deals in the US?

S. D. Shibulal

So our clients do understand that this is an industry issue. This is not an issue for a specific company or organization, it is an industry issue. We have been very focused on having conversations with our clients. Our focus will be to make sure that there is no service interruption. That requires a joint action plan between the client and us. As you know the Immigration Bill is in flight so we can only plan at this point in time. At this point in time we do not know what shape the final bill will take. At the same time we are creating contingency plans for ourselves and with our clients. Our clients do understand that this is an industry wide issue.

Edward Caso

My other question is around applications outsourcing, what kind of pricing are you seeing in this run business at this time?

S. D. Shibulal

If you read the industry reports there is a fair share of this large outsourcing deals which are rebids and rebids are price sensitive. Our focus is to make sure that while they were margin dilutive in the beginning, they are margin neutral over the life of the program. That require us to focus on increasing productivity, increasing qualitative of deliverables, increasing efficiency, doing automation, implementing reuse and tools. Yes, they are price sensitive but our focus is to make sure that they are margin neutral during the life of the program but they do show up. When there are multiple of such programs in their ramp up phase, they do show up in our margins.

Moderator

Thank you. Our next question is from Sandeep Shah of CIMB India. Please go ahead.

Sandeep Shah

Just firstly can you break down how we are looking at a 300 basis point because of the wages in the coming quarter because as per my calculation it looks like it should be lower than this because some part of the wage inflation has already been covered in May and even from the coming quarter the onside wage inflation is not for the 100% of the employees.
Rajiv Bansal

We are giving an 8% wage hike in offshore this year and that is effective July. If you look at my total Indian salaries, they are roughly at about 16.5% of revenues and 8% of that is what is likely to go up. Then also have lateral hire this year which would typically come at those wage levels post-hike. Similarly, at onsite we are giving 3% wage hike for your onsite folks and if you just add up plus all the new people who will be going onsite for the revenue growth at higher wages compared what they were getting onsight, it would lead to about 300 basis points impact.

Sandeep Shah

And is it possible to disclose the percentage of the onsite employees getting hike effective July?

Rajiv Bansal

We are not giving the number of employees who are getting hikes in July but the whole of offshore and everybody other than who are covered in earlier onsite cycle, sales folks and all the people in subsidiaries. The average hike is 3% onsite and offshore is 8%, the average hike in sales is 8% and it will add up to about 300 basis points impact in the subsequent quarter.

Sandeep Shah
And just the last question. The discretionary business, earlier we were saying that it was in a stop and start mode but it looks like the commentary is little better versus Q-on-Q. So do you believe the predictability on the discretionary side of the revenue has improved a bit may not be to a maximum level but it has been much better versus what it used to be 3-5 months back?

S. D. Shibulal

I would not say that there is a material improvement because if you look at different segments, they are going through different set of challenges. While we have seen a reasonable growth in Q1 due to a marginal improvement, and in the US there is definitely a commentary of positivity, but in our mind we would like to see it for few more quarters as a secular trend before we declare it as a material improvement in the environment.

Moderator

Thank you. Our next question is from Nimish Joshi of CLSA. Please go ahead.

Nimish Joshi

The last 3 quarters you have seen a lot of volatility on either side in terms of performance, in terms of what the stock price is on the result day. So is the management really worried about this volatility which happens because this tends to keep a lot of long only investors away from the stocks? Also do you think you yourself are probably surprised by what came up at the end of the quarter because each time probably what has come up has been at variance to what has been the management commentary through the quarter?

S. D. Shibulal

So Nimish there are two parts to this. We are looking for predictable performance. One of our business pillars is predictability and we are definitely hoping for predictable performance. But the reality is that we have 34% of our revenue coming from discretionary spend. Discretionary spend business needs to be continuously filled. We need to have that business because we have to be relevant to our clients which means we have to have that business on a continuing basis. That creates some volatility and volatility because of the discretionary spend goes up if the environment is volatile. Then for example this quarter we took a hit of 0.8% on our growth just because of the cross currency movements. Otherwise our growth in reported currency would have been 3.4%. There are these challenges but I can tell you our objective is to create predictable growth.

Now talking about the commentary, in Q3 I said the same thing that one quarter is not a secular trend and that we need to see a few quarters before we declare this is a secular trend. That is true even in this quarter. Yes, we have done reasonably well, we remain cautiously optimistic. I will not consider one quarter as a secular trend. Our focus is to create predictability but the reality is these factors are as laid out but we will continue to focus on creating predictability.

Nimish Joshi

And obviously we have seen some top level changes or Basab has left, so do you foresee more such changes or do you think this is a one-off and then you will be announcing a replacement

S. D. Shibulal

So in the interim Ashok has taken over Basab’s responsibility and right now he is handling it. The rest of the questions that you asked are matters internal to Infosys. As and when there is a change, you will be the first to know.

Moderator

Thank you very much. Ladies and gentlemen due to time constraints that was our last question. I now hand the conference back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for being a part of this call. We look forward to talking to you again. Have a good day.

Moderator

Thank you, members of the management team. Ladies and gentlemen that concludes this conference call. Thank you for joining us and you may now disconnect your lines.